                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 24)*

                          NATIONAL INCOME REALTY TRUST
 ................................................................................
                                (Name of Issuer)


                   Shares of Beneficial Interest, no par value
 ................................................................................
                         (Title of Class of Securities)


                                   63645C-20-1
 ................................................................................
                                 (CUSIP Number)

                               William S. Friedman
                                 280 Park Avenue
                            East Building, 20th Floor
                            New York, New York 10017
                              (212) 949-8001 (fax)
                                 (212) 949-5000

 ................................................................................
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                               September 10, 1998
 ................................................................................
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.1.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63645C-20-1
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons
         (entities only)

                                   William S. Friedman
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)            PF

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization       United States of America

--------------------------------------------------------------------------------

                  7)       Sole Voting Power        18,465
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power      385,252
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power   18,465
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power 385,252

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            403,717

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)         10.8%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)                IN

CUSIP No. 63645C-20-1
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons
         (entities only)

                                   Lucy N. Friedman
--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------
     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)            PF

--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------


     6)  Citizenship or Place of Organization       United States of America

--------------------------------------------------------------------------------

                  7)       Sole Voting Power        851,515
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power      350,200
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power   851,515
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power 350,200

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            1,201,715
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13) Percent of Class Represented by Amount in Row (11)         32.2%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)        IN

CUSIP No. 63645C-20-1
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons


         I.R.S. Identification Nos. of Above Persons
         (entities only)

                                   Beachwold Partners, L.P. FEI75-25682952

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)            WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

                                                    Texas
     6)  Citizenship or Place of Organization

--------------------------------------------------------------------------------

                  7)       Sole Voting Power        263,760
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power      -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power   263,760
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power -0-

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            263,760

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)         7.1%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)        PN

CUSIP No. 63645C-20-1
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons
         (entities only)

                                   Tarragon Capital Corporation FEI75-2340089

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)            WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------


     6)  Citizenship or Place of Organization       Texas

--------------------------------------------------------------------------------

                  7)       Sole Voting Power        47,456
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power      -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power   47,456
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power -0-

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            47,456

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)         1.3%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)        CO

CUSIP No. 63645C-20-1
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons
         (entities only)

                                   Tarragon Partners, Ltd. FEI75-2340088

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)            WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------


     6)  Citizenship or Place of Organization       Texas

--------------------------------------------------------------------------------

                  7)       Sole Voting Power        36,984
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power      -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power   36,984
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power -0-

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            38,984
--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)         1.0%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)        PN

CUSIP No. 63645C-20-1
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons
         (entities only)

                                   The Friedman Trust FEI13-6915547

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)            WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization       New York

--------------------------------------------------------------------------------

                  7)       Sole Voting Power        35,052
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power      -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power   35,052
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power -0-

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            35,052

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)         0.9%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)        OO

CUSIP No. 63645C-20-1
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons

         I.R.S. Identification Nos. of Above Persons
         (entities only)

                              William S. Friedman Grantor Trust FEI13-6936654

--------------------------------------------------------------------------------

     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

--------------------------------------------------------------------------------

     3)  SEC Use Only

--------------------------------------------------------------------------------

     4)  Source of Funds (See Instructions)            WC

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

     6)  Citizenship or Place of Organization       New York

--------------------------------------------------------------------------------

                  7)       Sole Voting Power        17,322
 Number of        --------------------------------------------------------------
Shares Bene-
 ficially         8)       Shared Voting Power      -0-
 Owned by         --------------------------------------------------------------
Each Report-
ing Person        9)       Sole Dispositive Power   17,322
With              --------------------------------------------------------------

                  10)      Shared Dispositive Power -0-

--------------------------------------------------------------------------------

     11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            17,322

--------------------------------------------------------------------------------

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

     13) Percent of Class Represented by Amount in Row (11)         0.5%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instructions)        OO

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 24 to Statement on Schedule 13D ("Amendment No. 24") is an amendment to, and complete restatement of, Schedule 13D and prior amendments thereto previously filed with the Securities and Exchange Commission (the "Commission") relating to shares of beneficial interest, no par value per share (the "NIRT Shares") of National Income Realty Trust, a California real estate investments trust ("NIRT" or the "Issuer"), which has its principal executive offices located at 280 Park Avenue, East Building, 20th Floor, New York, New York 10017. The CUSIP Number of the NIRT Shares is 63645C-20-1.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) and (b) This Amendment No. 24 is being filed on behalf of Lucy N. Friedman, William S. Friedman, Beachwold Partners, L.P., a Texas limited partnership, Tarragon Capital Corporation, a Texas corporation, Tarragon Partners, Ltd., a Texas limited partnership whose sole general partner is Tarragon Capital Corporation, and The Friedman Trust, a New York trust formed under the Will of Samuel N. Friedman, the father of William S. Friedman, for the benefit of the children and grandchildren of Samuel Friedman, and The William S. Friedman Grantor Trust (of which Mrs. Lucy N. Friedman is the trustee) for the benefit of Lucy N. Friedman and her children. All of Lucy N. Friedman, William
S. Friedman, Beachwold Partners, L.P., Tarragon Capital Corporation, and Tarragon Partners, Ltd., The Friedman Trust and The William S. Friedman Grantor Trust are sometimes collectively referred to herein as the "Reporting Persons." The principal business address of all of the Reporting Persons (except Beachwold Partners, L.P. and The Friedman Trust) is 280 Park Avenue, East Building, 20th Floor, New York, New York 10017. The principal business address of Beachwold Partners, L.P. is 3100 Monticello Avenue, Suite 200, Dallas, Texas 75205. The principal business address of The Friedman Trust is 180 Atlantic Avenue, Garden City, New York, New York 11040, the principal business address of one of its trustees, Robert A. Friedman.

         (c) and (f) Lucy N. Friedman is a United States citizen whose present occupation is President of The After School Corporation, a New York non-profit corporation located in New York City. Lucy N. Friedman is the wife of William S. Friedman (a trustee, Chief Executive Officer and President of NIRT).

         William S. Friedman is a United States citizen whose present principal occupation(s) is President, Chief Executive Officer and a director of Tarragon Realty Investors, Inc., a Nevada corporation ("TRII"), a trustee, President and Chief Executive Officer of NIRT and a director and Chief Executive Officer of Tarragon Realty Advisors, Inc., a New York Corporation ("TRA"), the contractual advisor to TRII and NIRT.

         Tarragon Capital Corporation is a Texas corporation which has as its principal business activity investment in other ventures. Lucy N. Friedman and William S. Friedman are the executive officers and directors of Tarragon Capital Corporation and Lucy N. Friedman is a shareholder.

         Tarragon Partners, Ltd. is a Texas limited partnership which has as its principal business activity investment in stocks and real estate. Tarragon Capital Corporation is the sole general partner of Tarragon Partners, Ltd. and William S. Friedman and
Lucy N. Friedman are the limited partners.

         Beachwold Partners, L.P. is a Texas limited partnership which has as its principal business activity investment in stocks and real estate. Lucy N. Friedman and William S. Friedman are the general partners in Beachwold Partners, L.P. and their four children are the limited partners.

         The Friedman Trust is a New York trust formed under the Will of Samuel N. Friedman, deceased (William S. Friedman's father), for the benefit of the children and grandchildren of Samuel
Friedman. Included in the beneficiaries are William S. Friedman and his four children. The trustees of The Friedman Trust are Robert A. Friedman and Gerald C. Friedman, siblings of William
S. Friedman.

         The William S. Friedman Grantor Trust is a New York trust formed under an Indenture of Trust dated August 1, 1989 for the benefit of the children of Lucy N. and William S. Friedman which has as its principal business activity investments in stocks and other securities. Lucy N. Friedman is the Trustee of the William
S. Friedman Grantor Trust.

         (d) During the last five years none of the Reporting Persons nor any of the officers or directors of Tarragon Capital Corporation nor any trustee of The Friedman Trust or The William S. Friedman Grantor Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons nor any of the officers or directors of Tarragon Capital Corporation or any trustee of The Friedman Trust or The William S. Friedman Grantor Trust has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 28, 1995, the partners in Beachwold Partners, Ltd. contributed the NIRT Shares previously owned by them to the capital of such partnership.

ITEM 4.  PURPOSE OF TRANSACTION.

         TRII's Registration Statement No. 333-60527 on Form S-4 was declared effective September 10, 1998 which covers the issuance of securities pursuant to the "Merger Agreement" described below. The Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest of the Issuer. However, on June 5, 1998, each of TRII and NIRT executed an Agreement and Plan of Merger dated June 5, 1998 (the "Merger Agreement") which, subject to shareholder approval, provides for the proposed combination of TRII and NIRT into a single entity with TRII as the surviving entity, the result of which would be the cessation of the separate existence of NIRT and the acquisition of the entire equity interest in the Issuer by TRII in exchange for Common Stock of TRII based upon an exchange ratio of 1.97 shares of TRII Common Stock for each NIRT Share held by the holders thereof. Lucy N. Friedman and William S. Friedman are also signatories, in their individual capacities, to the Merger Agreement pursuant to a covenant therein to confirm their agreement to vote all shares of TRII Common Stock and NIRT Shares owned by them in favor of the approval of the Merger Agreement.

         Except as set forth in this Amendment No. 24, the Reporting Persons have no present plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, except that the Reporting Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the Securities of the Issuer presently owned and except to the extent that the Merger Agreement and the consummation thereof would result in the acquisition by a person of additional securities of the Issuer; or

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, except that the Reporting Persons have participated in the Merger Agreement subject to shareholder approval and the Reporting Persons intend to vote all shares of NIRT Shares held by them in favor of such transaction at a special meeting of shareholders scheduled for October 20, 1998; or

                  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, except to the extent that the Merger Agreement might be viewed as a transfer of a material amount of assets of the Issuer; or

                  (d) a change in the present Board of Trustees or management of the Issuer, including any plans or proposals to change the number or term of trustees or fill any existing vacancies on the Board, except that pursuant to the Merger Agreement, upon its approval, the separate existence of the Issuer will cease and its Board of Trustees will no longer be in effect, but there is contemplated to be an increase in the number of members of the Board of Directors of TRII pursuant to the Merger Agreement, which vacancies are scheduled to be filled by certain of the existing members of the Board of Trustees of Issuer; or


                  (e) any material change in the present capitalization or dividend policy of the Issuer, except to the extent that the Merger Agreement upon consummation thereof will result in a change in the present capitalization or dividend policy of the Issuer; or

                  (f) any other material change in the Issuer's business or corporate structure, except to the extent that same changes pursuant to the consummation of the Merger Agreement; or

                  (g) changes in the Issuer's Charter, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, except to the extent that the Merger Agreement will obviate the Declaration of Trust and Trustees Regulations of the Issuer; or

                  (h) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (except that a natural result of consummation of the Merger Agreement will be for the securities of NIRT to cease to be listed on the National Market System); or

                  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, except that a natural result of the consummation of the Merger Agreement will be for the securities of NIRT to become eligible for termination of registration pursuant to
         Section 12(g)(4) of the Securities and Exchange Act of 1934; or

                  (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of September 10, 1998, the Reporting Persons collectively own and hold an aggregate of 1,255,232 NIRT Shares which constitutes an aggregate of approximately 33.6% of the total number of 3,737,171 NIRT shares outstanding at September 4, 1998. As of September 10, 1998, each of the Reporting Persons own the number of NIRT shares set forth opposite their respective name below:

                                                           NUMBER OF
                                                    OF NIRT SHARES OWNED
         REPORTING PERSON                         AS OF SEPTEMBER 10, 1998
         ----------------                         ------------------------

Beachwold Partners, L.P.                                   63,760
Tarragon Capital Corporation                               47,456
Tarragon Partners, Ltd.                                    38,984
The Friedman Trust                                         35,052
The William S. Friedman Grantor Trust                      17,322
Lucy N. Friedman                                          797,493
Lucy N. Friedman as custodian
  for minor sons, Gideon Friedman
  and Samuel Friedman                                      36,700
William S. Friedman                                        18,465
                                                        ---------
         TOTAL                                          1,255,232

         (b) The Reporting Persons have the sole power to vote the 1,255,232 NIRT Shares of the Issuer and, subject to compliance with applicable securities laws, the Reporting Persons have the sole power to dispose of all of such 1,255,232 NIRT Shares. During the 60 calendar days ended September 10, 1998, the Reporting Persons have not engaged in any transactions in NIRT Shares.

         (c) No person other than the Reporting Persons is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the 1,255,232 NIRT Shares held by the Reporting Persons.

         (d)      Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
            WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons are holders of NIRT Shares which, pursuant to the Merger Agreement, if consummated, would result in the issuance of 1.97 shares of TRII Common Stock for each NIRT Share held as of the time of consummation of such merger. William S. Friedman and Lucy N. Friedman are also signatories, in their individual capacities, to the Merger Agreement pursuant to Section 7.02(b) thereof to confirm their agreement to vote all shares of TRII Common Stock and all NIRT Shares held by them in favor of the approval of the Merger Agreement.

         44,000 NIRT Shares held by Lucy N. Friedman serve as collateral for loans from a bank. Certain of the NIRT Shares may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with brokerage firms relating to accounts of the Reporting Persons. Such arrangements with brokerage firms are standard arrangements involving margin securities of up to a specified percentage of the market value of the NIRT Shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over such securities.

         Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or options arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following are filed herewith as exhibits or incorporated by reference as indicated below:


                     EXHIBIT DESIGNATION             EXHIBIT DESCRIPTION
                             99.1 Agreement and Plan of Merger dated June 5, 1998 between
                                                 Tarragon Realty Investors,
                                                 Inc. and National Income
                                                 Realty Trust (incorporated by
                                                 reference to Exhibit 3.6 to
                                                 Registration Statement No.
                                                 333-60527 on Form S-4).

                                   SIGNATURES

         After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 24 to Statement on Schedule 13D is true, complete and correct.
Dated: September 18, 1998


THE FRIEDMAN TRUST, acting                      TARRAGON CAPITAL CORPORATION
by its trustees



By:  /s/ WILLIAM S. FRIEDMAN                    By: /s/ WILLIAM S. FRIEDMAN
     -------------------------                      ----------------------------
         Robert A. Friedman,                            William S. Friedman,
         Trustee                                        President
         William S. Friedman*


By: /s/  WILLIAM S. FRIEDMAN                    TARRAGON PARTNERS, LTD.,
         Gerald C. Friedman,                    acting by, through and under
         Trustee                                its sole general partner
         William S. Friedman*                   Tarragon Capital Corporation

                                                By:  TARRAGON CAPITAL
                                                        CORPORATION


                                                    By: /s/ WILLIAM S. FRIEDMAN
                                                       -------------------------
                                                            William S. Friedman,
                                                            President

WILLIAM S. FRIEDMAN GRANTOR                     BEACHWOLD PARTNERS, L.P.,
TRUST,acting through its                        acting by, through and under
Trustee                                         one of its general partners



By: /s/ WILLIAM S. FRIEDMAN                     By: /s/ WILLIAM S. FRIEDMAN
    ----------------------------------              ---------------------------
    Lucy N. Friedman,                               William S. Friedman,
    Trustee                                         General Partner



/s/ WILLIAM S. FRIEDMAN                                /s/ WILLIAM S. FRIEDMAN
    ----------------------------------              ----------------------------
Lucy N. Friedman,                                      William S. Friedman,
Individually                                           Individually


--------
         *Executed by William S. Friedman pursuant to a Power of Attorney.